UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number 001-41972

BitFuFu Inc.

111 North Bridge Road, #15-01

Peninsula Plaza

Singapore 179098

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Exhibit Index

Exhibit 99.1 Press Release — BitFuFu Completes Business Combination with Arisz Acquisition Corp

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BitFuFu Inc.

By:	/s/ Leo Lu
Name:	Leo Lu
Title:	Director

Date: February 29, 2024